Exhibit 99.3

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE 18 May 2016, at 6.20 p.m. (EET)

NORDEA BANK FINLAND PLC’S MARKET-MAKING FOR BIOTIE THERAPIES CORP.’S SHARE ENDS

Biotie Therapies Corp. (“Biotie”) and Nordea Bank Finland Plc (“Nordea”) have jointly agreed to terminate the market-making agreement entered into between Biotie and Nordea on 21 September 2009. The market-making ends on 20 June 2016.

Turku, 18 May 2016

Biotie Therapies Corp.
Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being marketed across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.